Issuer Free Writing Prospectus dated April 27, 2012

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated April 11, 2012 and

Registration Statement No. 333-171375

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus, subject to completion, dated April 11, 2012 (the “Preliminary Prospectus”) included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-171375) of Supernus Pharmaceuticals, Inc. (the “Company”), relating to its initial public offering of common stock. On April 27, 2012, we filed Amendment No. 6 to the Registration Statement, which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1356576/000104746912004869/a2208560zs-1a.htm

This free writing prospectus contains information set forth in Amendment No. 6 and updates and supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith, or prepared based on assumptions that are inconsistent with the information below. All references to captions correspond to the Preliminary Prospectus unless otherwise specified. The information in this free writing prospectus and Amendment No. 6 primarily relates to a revised assumed initial public offering price of $5.00 per share, an increase in the common stock offered to 11,000,000 shares (excluding the over-allotment option), a reduction in the expected net proceeds from the offering, the applicability and impact to the Company of the recently enacted Jumpstart Our Business Startups Act of 2012, the proposed participation in the offering by existing stockholders, and updates to the intrinsic value of vested and unvested options and the expected uses of the net proceeds of the offering. YOU SHOULD READ AMENDMENT NO. 6 CAREFULLY BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

The following summarizes the information contained in Amendment No. 6 and supplements and updates the information contained in the Preliminary Prospectus.

Common stock we are offering:	11,000,000 shares

Common stock to be outstanding after this offering:	24,912,319 shares

Assumed initial public offering price:	$5.00 per share

Over-allotment option:	We have granted the underwriters an option for a period of up to 30 days to purchase up to 1,650,000 additional shares of common stock at the initial public offering price.

Use of proceeds after expenses:

The Preliminary Prospectus has been updated throughout to reflect that we estimate that the net proceeds from this offering, without giving effect to any participation in this offering by existing stockholders, will be approximately $47.8 million, or approximately $55.5 million if the underwriters exercise their over-allotment option in full based on an assumed initial public offering price of $5.00 per share. We expect to use the net proceeds from this offering to fund the expected commercial launch of SPN-538 and the preparation for the commercial launch of SPN-804, the continued clinical development of SPN-810 and SPN-812, the repayment of a portion of the principle of the term loans under our secured credit facility and for other general corporate purposes.

The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has also been updated by adding the following disclosure:

We believe that net proceeds from this offering will be sufficient to complete the development of SPN-538 and SPN-804 through FDA approval and to fund the expected commercial launch of SPN-538 and the preparation for the commercial launch of SPN-804, assuming FDA approval on their respective PDUFA dates. In addition, our operating plan, including our planned commercialization of SPN-538 and SPN-804, may change as a result of many factors such as those described in the ‘‘Risk Factors’’ section of this prospectus.

NASDAQ Global Select Market symbol:	The Preliminary Prospectus has been updated throughout to reflect that we have been approved for listing on the NASDAQ Global Select Market under the symbol “SUPN”

Potential purchases by principal stockholders:

The Preliminary Prospectus has been updated throughout, including the “Certain Relationships and Related Party Transactions,” “Principal Stockholders” and “Underwriting” sections, to reflect that entities affiliated with New Enterprise Associates 11, Limited Partnership, OrbiMed Private Investments II, LP and Abingworth Bioventures IV, LP, each of which is a 5% stockholder, have indicated an interest in purchasing an aggregate of approximately $33.0 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these existing stockholders and any of these existing stockholders could determine to purchase more, less or no shares in this offering. The underwriters will not receive an underwriting discount or commission on any sales of shares to these stockholders. Any shares purchased by these stockholders will be subject to the lock-up agreements described in the ‘‘Underwriting’’ section of the Preliminary Prospectus.

Emerging growth company:

The Preliminary Prospectus has been updated to reflect that as an ‘‘emerging growth company,’’ we are eligible for reduced public company reporting requirements. We added the following disclosure to the “Summary” section of the Preliminary Prospectus:

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an ‘‘emerging growth company’’ as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•             Only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure.

•             Reduced disclosure about our executive compensation arrangements.

•             No non-binding advisory votes on executive compensation or golden parachute arrangements.

•             Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, we have more than $700 million in market value of our stock held by non-affiliates, or we issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have not taken advantage of any of these reduced reporting burdens in this prospectus, although we may choose to do so in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

The disclosure set forth in the Preliminary Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” has also been updated by adding the following disclosure:

The JOBS Act permits an ‘‘emerging growth company’’ such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to ‘‘opt out’’ of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Summary financial data:	The disclosure set forth in the Preliminary Prospectus under “Summary Financial Data” has been updated as set forth on Exhibit A.

Risk factors:	The disclosure set forth in the Preliminary Prospectus under “Risk Factors” has been updated as set forth on Exhibit B.

Capitalization:	The Preliminary Prospectus has been updated to revise the “Capitalization” section as set forth on Exhibit C.

Dilution:	The Preliminary Prospectus has been updated to revise the “Dilution” section as set forth on Exhibit D.

Underwriting:

The disclosure set forth in the Preliminary Prospectus under “Underwriting” has been updated by replacing the first sentence of the sixth paragraph with the following:

At our request, in addition to the indications of interest described in the paragraph below, the underwriters have reserved up to 100,000 shares from the common stock offered by this prospectus for sale, at the initial public offering price, to persons who are directors, officers or employees, or who are otherwise associated with us, including certain of our existing stockholders and their affiliated entities, through a directed share program.

MD&A:	The disclosure set forth in the Preliminary Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been updated as set forth on Exhibit E.

Principal Stockholders:	The Preliminary Prospectus has been updated to revise the “Principal Stockholders” section as set forth on Exhibit F.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus may be obtained from the offices of: Citigroup Global Markets Inc. at

Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, Attention: Prospectus Department, telephone: 1-800-831-9146 or email: batprospectusdept@citi.com, or Piper Jaffray & Co. at 800 Nicollet Mall, J12S03, Minneapolis, Minnesota 55402, telephone: 1-800-747-3924 or e-mail: prospectus@pjc.com. You may obtain a copy of the most recent amendment to the registration statement at http://www.sec.gov/Archives/edgar/data/1356576/000104746912004869/a2208560zs-1a.htm.

EXHIBIT A

The disclosure set forth in the Preliminary Prospectus under “Summary Financial Data” has been revised by replacing the last paragraph and following table with the following:

The pro forma balance sheet data set forth below gives effect to the conversion of all outstanding shares of our Series A convertible preferred stock into an aggregate of 12,249,998 shares of common stock upon completion of this offering. The pro forma as adjusted balance sheet data set forth below gives further effect to the issuance and sale of 11,000,000 shares of our common stock in this offering at an assumed initial public offering price of $5.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and without giving effect to any participation in this offering by existing stockholders.

	As of December 31, 2011
	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited)
	(in thousands of dollars)
Consolidated Balance Sheet Data:
Unrestricted cash and cash equivalents, and marketable securities	$48,544	$48,544	$96,346
Restricted cash and cash equivalents, and marketable securities	245	245	245
Working capital	30,629	30,629	78,431
Total assets	53,730	53,730	101,532
Secured notes payable, including current portion	29,486	29,486	29,486
Series A convertible preferred stock	49	—	—
Accumulated deficit	(39,971)	(39,971)	(39,971)
Total stockholders’ equity	9,443	9,443	57,245

EXHIBIT B

The disclosure set forth in the Preliminary Prospectus under “Risk Factors— Risks Related to Our Business and Industry— We have limited sales and marketing experience and resources, and we may not be able to effectively market and sell our product candidates in the United States, if approved.” has been updated by replacing the first paragraph with the following:

We are preparing the build-out of our commercial infrastructure to launch our product candidates within the United States. We have limited sales or marketing experience. To develop internal sales and marketing capabilities, we will have to invest significant amounts of financial and management resources. We have committed and will commit additional resources to develop internal sales and marketing capabilities prior to any confirmation that SPN-538, SPN-804 or any other of our product candidates will be approved. We believe that net proceeds from this offering will be sufficient to complete the development of SPN-538 and SPN-804 and to fund the expected commercial launch of SPN-538 and the preparation for the commercial launch of SPN-804, assuming FDA approval on their respective PDUFA dates.  Accordingly, we will need to obtain additional funds beyond the proceeds of this offering to complete the commercial launch of SPN-804.  If the commercial launch of SPN-538 or SPN-804 is delayed for a protracted period of time as a result of FDA requirements or other reasons, we would incur significant additional expenses prior to being able to realize any revenues. Further, we could face a number of additional risks in establishing internal sales and marketing capabilities, including:

The disclosure set forth in the Preliminary Prospectus under “Risk Factors— Risks Related to Our Finances and Capital Requirements— We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.” has been updated by inserting the following sentence before the last sentence of the second paragraph:

For instance, the net proceeds from this offering will be sufficient to fund the preparation for the commercial launch of SPN-804, assuming timely FDA approval.  Accordingly, we will need to obtain additional funds beyond the proceeds of this offering to complete the commercial launch of SPN-804.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors— Risks Related to Our Finances and Capital Requirements— We may need additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.” has been updated by inserting the following sentence after the third sentence of the first paragraph:

For instance, the net proceeds from this offering will be sufficient to fund the preparation for the commercial launch of SPN-804, assuming timely FDA approval.  Accordingly, we will need to obtain additional funds beyond the proceeds of this offering to complete the commercial launch of SPN-804.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors— Risks Related to Our Finances and Capital Requirements— We may need additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.” has been updated by replacing the second sentence and adding a new third sentence:

Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering, together with our existing unrestricted cash, cash equivalents and marketable securities and anticipated future product revenues, will be sufficient to fund our operations for at least the next 12 months.  However, we will need to obtain additional funds beyond the proceeds of this offering to complete the commercial launch of SPN-804, if approved by the FDA.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors— Risks Related to Our Finances and Capital Requirements— We have operated as a private company and have no experience attempting to comply with public company obligations. Attempting to comply with these requirements will increase our costs and require additional management resources, and we still may fail to comply.” has been revised as follows:

We will face increased legal, accounting, administrative and other costs and expenses as a public company.  Compliance with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act of 2010, as well as rules of the Securities and Exchange Commission and Nasdaq, for example, will result in significant initial cost to us as well as ongoing increases in our legal, audit and financial compliance costs, particularly after we are no longer an ‘‘emerging growth company.’’ The Exchange Act will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

As a public company, we expect to become subject to Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting and we expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate consolidated financial statements or other reports on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. We cannot assure you that our internal controls over financial reporting will prove to be effective.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors— Risks Related to Our Finances and Capital Requirements — If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.” has been updated by adding the following paragraph after the first paragraph:

We will be required to disclose changes made in our internal control and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an ‘‘emerging growth company’’ under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an emerging growth company for up to five years. See ‘‘Summary—Implications of being an Emerging Growth Company.’’ An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Related to Securities Markets and Investment in Our Stock—The concentration of our capital stock ownership with our directors, executive officers and current holders of our preferred stock (and their affiliates) will limit your ability to influence certain corporate matters.” has been updated by replacing the fourth sentence with the following:

In addition, certain current holders of our Series A convertible preferred stock and their affiliated entities have indicated an interest in purchasing an aggregate of approximately $33.0 million in shares of our common stock in this offering at the initial public offering price.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Related to Securities Markets and Investment in Our Stock—There may not be a viable public market for our common stock.” has been updated by replacing the third sentence of the second paragraph with the following:

Certain of our existing stockholders and their affiliated entities, including holders of more than 5% of our common stock, have indicated an interest in purchasing an aggregate of approximately $33.0 million in shares of our common stock in this offering at the initial public offering price.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Related to Securities Markets and Investment in Our Stock— As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.” has been updated by replacing the third sentence of the second paragraph with the following:

The initial public offering price of our common stock in this offering is considerably more than the net tangible book value per share of our common stock. Investors purchasing shares of common stock in this offering will pay a price that substantially exceeds the value of our tangible assets after subtracting liabilities. As a result, these investors will, as of December 31, 2011:

•                  incur immediate dilution of $2.83 per share of common stock, based on an assumed initial public offering price of $5.00 per share of common stock; and

•                  contribute 53% of the total amount invested to date to fund our company based on an assumed initial offering price of $5.00 per share of common stock, but will own only 44% of the outstanding shares of common stock after the offering.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Related to Securities Markets and Investment in Our Stock— To the extent outstanding stock options and warrants are exercised, there will be further dilution to new investors.” has been updated by replacing the second sentence of the second paragraph with the following:

Upon completion of this offering, the respective lender warrants will convert into (i) warrants to purchase 93,750 shares of common stock at an exercise price equal to the lesser of the initial public offering price or $4.00 per share and (ii) warrants to purchase 49,999 shares of common stock at an exercise price equal to the lesser of the initial public offering price or $6.00 per share.

EXHIBIT C

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2011:

•                  on an actual basis;

•                  on a pro forma basis, reflecting the conversion of all of our outstanding preferred stock into an aggregate of 12,249,998 shares of common stock upon the closing of this offering; and

•                  on a pro forma as adjusted basis to further reflect our receipt of the estimated net proceeds from our sale of 11,000,000 shares of common stock offered hereby at an assumed initial public offering price of $5.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and without giving effect to any participation in this offering by existing stockholders.

You should read this table in conjunction with the sections of this prospectus entitled ‘‘Selected Consolidated Financial Data’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2011
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(unaudited)
	(in thousands of dollars, except share and per share data)
Balance Sheet Data:
Unrestricted cash and cash equivalents and marketable securities	$48,544	$48,544	$96,346
Restricted cash and cash equivalents and marketable securities	245	245	245
Debt outstanding	$29,486	$29,486	$29,486
Stockholders’ equity:
Series A convertible preferred stock, $0.001 par value—49,625,000 shares authorized, 49,000,000 shares issued and outstanding, actual; none, pro forma and pro forma as adjusted	49	—	—
Common stock, $0.001 par value—62,625,000 shares authorized, 1,662,321 shares issued and outstanding, actual; 62,625,000 shares authorized, 13,912,319 shares issued and outstanding, pro forma; and 130,000,000 shares authorized, 24,912,319 shares issued and outstanding, pro forma as adjusted	2	14	25
Additional paid-in capital	49,362	49,399	97,190
Accumulated other comprehensive income (loss)	1	1	1
Accumulated deficit	(39,971)	(39,971)	(39,971)
Total stockholders’ equity	9,443	9,443	57,245
Total capitalization	$38,929	$38,929	$86,731

(1)                                  Each $1.00 increase (decrease) in the assumed initial public offering price of $5.00 per share would increase (decrease) each of additional unrestricted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $10.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of unrestricted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $4.7 million, assuming that the assumed initial public offering price remains the same.

The table above does not include:

•                  598,109 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2011 at a weighted average exercise price of $2.75 per share;

•                  489,571 additional shares of common stock reserved for future issuance under our 2005 Stock Plan;

•                  2,500,000 shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan;

•                  250,000 shares of common stock reserved for future issuance under our 2012 Employee Stock Purchase Plan;

•                  375,000 shares of preferred stock issuable upon the exercise of warrants outstanding at an exercise price $1.00 per share which, upon the closing of this offering, will convert into warrants to purchase 93,750 shares of common stock at an exercise price equal to the lesser of the initial public offering price or $4.00 per share; and

•                  200,000 shares of preferred stock issuable upon the exercise of warrants outstanding as of December, 31, 2011 at an exercise price of $1.50 per share which, upon the closing of this offering, will convert into warrants to purchase 49,999 shares of common stock at an exercise price equal to the lesser of the initial public offering price or $6.00 per share.

EXHIBIT D

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share you will pay in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of December 31, 2011 was approximately $6.3 million, or $3.81 per share of common stock. Net tangible book value per share is equal to our total tangible assets, which excludes patents and deferred financing costs, minus total liabilities, all divided by the number of shares of common stock outstanding as of December 31, 2011.

Our pro forma net tangible book value per share as of December 31, 2011 was approximately $0.46 per share. Pro forma net tangible book value per share gives effect to the conversion of all outstanding shares of our preferred stock as of December 31, 2011 into 12,249,998 shares of our common stock, upon the closing of this offering.

After giving effect to the sale of the 11,000,000 shares of common stock we are offering based on the assumed initial public offering price of $5.00 per share, less estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2011 would have been approximately $54.1 million, or $2.17 per share. This represents an immediate increase in pro forma net tangible book value of $1.71 per share and an immediate dilution of $2.83 per share to new investors. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by a new investor. The following table illustrates this calculation on a per share basis (without giving effect to the over-allotment option granted to the underwriters):

Assumed initial public offering price per share(1)		$5.00
Net tangible book value per share as of December 31, 2011	3.81
Effect on net tangible book value per share attributable to conversion of preferred stock outstanding at December 31, 2011	(3.35)
Pro forma net tangible book value per share of common stock as of December 31, 2011	0.46
Increase per share attributable to the offering	1.71
Pro forma as adjusted net tangible book value per share of common stock after this offering		2.17
Pro forma dilution per share to new investors		$2.83

(1)                                  The assumed initial public offering price set forth on the cover of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $5.00 per share would increase (decrease) the pro forma as adjusted net tangible book value per share after giving effect to this offering by $0.41 per share and would increase (decrease) the dilution in pro forma net tangible book value per share to investors in this offering by $0.59 per share. This calculation assumes that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and is after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value will increase to $2.33 per share, representing an increase to existing holders of $1.87 per share, and there will be an immediate dilution of $2.67 per share to new investors.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2011, after giving effect to this offering and the pro forma adjustments referred to above, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by new investors:

	Total Shares		Total Consideration		Average Price Per
	Number	Percent	Amount	Percent	Share
	(in thousands of dollars, except share and per share data)
Existing stockholders	13,912,319	56%	$49,398	47%	$3.55
New Investors	11,000,000	44	55,000	53	5.00
Total	24,912,319	100%	$104,398	100%

If the underwriters exercise their over-allotment option in full, the following will occur:

•                  the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately 52% of the total number of pro forma as adjusted shares of our common stock outstanding after this offering; and

•                  the pro forma as adjusted number of shares of our common stock held by new public investors will increase to approximately 48% of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.

The tables and calculations above are based on 13,912,319 shares of our common stock outstanding as of December 31, 2011 after giving effect to the conversion of 49,000,000 shares of our preferred stock outstanding as of December 31, 2011 into 12,249,998 shares of our common stock at the closing of this offering and exclude:

•                  598,109 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2011 with exercise prices ranging from $0.40 to $7.04 per share and a weighted average exercise price of $2.75 per share (of which options to acquire 262,568 shares of common stock were vested as of December 31, 2011);

•                  489,571 shares of our common stock available for future grants under our 2005 Stock Plan as of December 31, 2011;

•                  2,500,000 shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan;

•                  250,000 shares of common stock reserved for future issuance under our 2012 Employee Stock Purchase Plan;

•                  375,000 shares of preferred stock issuable upon the exercise of warrants outstanding as of December 31, 2011 at an exercise price of $1.00 per share which, upon the closing of this offering, will convert into warrants to purchase 93,750 shares of common stock at an exercise price equal to the lesser of the initial public offering price or $4.00 per share; and

•                  200,000 shares of preferred stock issuable upon the exercise of warrants outstanding as of December, 31, 2011 at an exercise price of $1.50 per share which, upon the closing of this offering, will convert into warrants to purchase 49,999 shares of common stock at an exercise price equal to the lesser of the initial public offering price or $6.00 per share.

If all of our outstanding options and warrants as of December 31, 2011 were exercised, the pro forma as adjusted net tangible book value per share after this offering would be $2.20 per share, representing an increase to existing holders of $1.74 per share, and there will be an immediate dilution of $2.80 per share to new investors. In addition, we will need to obtain additional capital, and we may choose to raise such additional capital through equity offerings, debt financing and/or payments under new or existing licensing and research and development collaboration agreements. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities would result in further dilution to our stockholders.

Certain of our existing stockholders, including entities affiliated with New Enterprise Associates 11, Limited Partnership, OrbiMed Private Investments II, LP and Abingworth Bioventures IV, LP, have indicated an interest in purchasing an aggregate of approximately $33.0 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these existing stockholders and any of these existing stockholders could determine to purchase more, less or no shares in this offering. The foregoing discussion and tables do not reflect any potential purchases by these existing stockholders or their affiliated entities.

EXHIBIT E

The disclosure set forth in the Preliminary Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Financing History and Future Capital Requirements —Funding Requirements” has been updated by replacing the second sentence of the first paragraph with the following:

Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering, together with our existing unrestricted cash, cash equivalents and marketable securities, and anticipated future product revenues, will be sufficient to fund our operations for at least the next 12 months.

The disclosure set forth in the Preliminary Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Financing History and Future Capital Requirements —Funding Requirements” has also been updated by adding the following after the last sentence of the second paragraph:

For instance, the net proceeds from this offering will be sufficient to fund the preparation for the commercial launch of SPN-804, assuming timely FDA approval.  Accordingly, we will need to obtain additional funds beyond the proceeds of this offering to complete the commercial launch of SPN-804.

The disclosure set forth in the Preliminary Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Financing History and Future Capital Requirements —Funding Requirements” has also been updated by replacing the first three sentences of the fourth paragraph with the following:

We may need to obtain additional capital through equity offerings, debt financing and/or payments under new or existing licensing and research and development collaboration agreements, including to complete the commercial launch of SPN-804. We expect that our progress in the development of our product candidates may provide sufficient value inflection milestones, based on which we will be able to seek additional funding. The type, timing, and terms of financing will depend upon our cash needs, the availability of financing sources and the prevailing conditions in the financial markets.

The disclosure set forth in the Preliminary Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” has been updated by replacing the ninth paragraph with the following:

The intrinsic value of all outstanding vested and unvested options as of December 31, 2011 based on the assumed initial public offering price of $5.00 per share and the exercise price of the outstanding options are as follows:

	Number of Options	Intrinsic Value
Unvested	335,541	$488,755
Vested	262,568	$975,306

The disclosure set forth in the Preliminary Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Offering Price” has been updated by adding the following:

The assumed initial public offering price of $5.00 per share was determined based on discussions with the underwriters, the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies.

EXHIBIT F

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2012, before and after the completion of this offering, and gives effect to the automatic conversion of all outstanding shares of our preferred stock into 12,249,998 shares of common stock upon the closing of this offering, by: (i) our named executive officers and our directors individually, (ii) all of our executive officers and directors, as a group, and (iii) any person who, to our knowledge, owns 5% or more of the common stock on an as-converted basis. Unless otherwise indicated, the address for each of the stockholders listed in the table below is c/o Supernus Pharmaceuticals, Inc., 1550 East Gude Drive, Rockville, Maryland 20850.

Beneficial ownership is determined in accordance with the rules and regulations of the United States Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within sixty (60) days of March 31, 2012 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, we believe each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite that stockholders’ name.

Entities affiliated with New Enterprise Associates 11, Limited Partnership, OrbiMed Private Investments II, LP and Abingworth Bioventures IV LP, each of which is a 5% stockholder, have indicated an interest in purchasing an aggregate of approximately $33.0 million shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these existing stockholders and any of these existing stockholders could determine to purchase more, less or no shares in this offering. The following table does not reflect any such potential purchases by these existing principal stockholders or their affiliated entities. However, if any shares are purchased by these stockholders, the number of shares of common stock beneficially owned after this offering and the percentage of common stock beneficially owned after this offering will differ from that set forth in the table below.

	Number of Shares	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Beneficially Owned	Before Offering	After Offering
5% Stockholders:
New Enterprise Associates 11, Limited Partnership and its affiliates(1) c/o New Enterprise Associates 1954 Greenspring Drive Suite 600 Timonium, MD 21093	6,250,000	44.9%	25.1%
OrbiMed Private Investments II, LP and its affiliates(2) c/o OrbiMed Advisors LLC 767 Third Avenue, 30th Floor New York, NY 10017	2,499,998	17.9%	10.0%
Abingworth Bioventures IV LP and its affiliates(3) c/o Abingworth Management Inc 890 Winter Street, Suite 150 Waltham, MA 02451	2,500,000	17.9%	10.0%
Shire LLC(4) 9200 Brookfield Court Suites 105 & 108 Florence, KY 41042	1,000,000	7.2%	4.0%
Executive Officers and Directors:
Jack A. Khattar(5)	1,522,058	10.9%	6.1%
Gregory S. Patrick	—	*	*
Russell P. Wilson(6)	14,375	*	*
Paolo Baroldi, M.D., Ph.D(7)	53,437	*	*
Padmanabh P. Bhatt, Ph.D.(8)	76,125	*	*
Jones W. Bryan, Ph.D.(9)	76,125	*	*
M. James Barrett, Ph.D.(10)	6,250,000	44.9%	25.1%
Michael Bigham(11)	2,500,000	17.9%	10.0%
Frederick M. Hudson(12)	2,188	*	*
Charles W. Newhall, III(13)	6,250,000	44.9%	25.1%
William A. Nuerge	8,750	*	*
Michael B. Sheffrey, Ph.D.(14)	2,499,998	17.9%	10.0%
John M. Siebert	—	*	*
All executive officers and directors as a group (12 persons)(15)	12,973,994	92.3%	51.8%

* Less than one percent.

(1)                                  Consists of (a) 6,241,250 shares of common stock issuable upon the automatic conversion of 24,965,000 shares of Series A convertible preferred stock held by New Enterprise Associates 11, Limited Partnership, or NEA 11; and (b) 8,750 shares of common stock issuable upon the automatic conversion of 35,000 shares of Series A convertible preferred stock held by NEA Ventures 2005, L.P., or Ven 2005. The shares directly held by NEA 11 are indirectly held by NEA Partners 11, Limited Partnership, or NEA Partners 11, the sole general partner of NEA 11, NEA 11 GP, LLC, or NEA 11 LLC, the sole general partner of NEA Partners 11, and each of the individual Managers of NEA 11 LLC. The individual Managers (collectively, the ‘‘Managers’’) of NEA 11 LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna ‘‘Kittu’’ Kolluri, C. Richard Kramlich, Charles W. Newhall III, Mark W. Perry and Scott D. Sandell. NEA Partners 11, NEA 11 LLC and the Managers share voting and dispositive power over the shares directly held by NEA 11. The shares directly held by Ven 2005 are indirectly held by J. Daniel Moore, the general partner of Ven 2005, who holds voting and dispositive power over the shares directly held by Ven 2005. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein, if any.

(2)                                  Consists of 1,668,472 shares of common stock issuable upon the automatic conversion of 6,673,891 shares of Series A convertible preferred stock held by OrbiMed Private Investments II, LP; 624,710 shares of common stock issuable upon the automatic conversion of 2,498,842 shares of Series A convertible preferred stock held by OrbiMed Private Investments II (QP), LP; and 206,816 shares of common stock issuable upon the automatic conversion of 827,267 shares of Series A convertible preferred stock held by UBS Juniper Crossover Fund, L.L.C. OrbiMed Advisors LLC, or OrbiMed, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member of OrbiMed Capital GP II LLC, which is the general partner of OrbiMed Private Investments II, LP and OrbiMed Private Investments II (QP), LP. Investment professionals employed by OrbiMed manage UBS Juniper Crossover Fund, L.L.C.’s investment portfolio on behalf of UBS Juniper Management, L.L.C. under the oversight of UBS Fund Advisor, L.L.C. Mr. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed. Accordingly, OrbiMed and Mr. Isaly may be deemed to have voting and investment power over the shares held by OrbiMed Private Investments II, LP, OrbiMed Private Investments II (QP), LP, and UBS Juniper Crossover Fund, L.L.C. noted above. OrbiMed and Mr. Isaly disclaim beneficial ownership with respect to such shares, except to the extent of their pecuniary interest therein, if any.

(3)                                  Consists of 2,478,750 shares of common stock issuable upon the automatic conversion of 9,915,000 shares of Series A convertible preferred stock held by Abingworth Bioventures IV LP, or ABV IV; and 21,250 shares of common stock issuable upon the automatic conversion of 85,000 shares of Series A convertible preferred stock held by Abingworth Bioventures IV Executives LP, or ABV IV Executives. Abingworth Management Limited, or AML, serves as investment manager of each of ABV IV and ABV IV Executives and may be deemed to share voting and dispositive power with respect to the securities owned by ABV IV and ABV IV Executives.

(4)                                  Consists of 1,000,000 shares of common stock issuable upon the automatic conversion of 4,000,000 shares of Series A convertible preferred stock held by Shire LLC. Shire LLC is an indirect, wholly owned subsidiary of Shire plc. The directors of Shire plc are Mr. Matthew Emmens, Mr. Angus Russell, Mr. Graham Hetherington, Mr. David Kappler, Dr. Jeffrey Leiden, Mr. Bill Burns, Dr. David Ginsburg, Ms. Anne Minto, Ms. Susan Kilsby and Mr. David Stout. The board of directors of Shire plc may be deemed to have voting and investment control over the shares held by Shire LLC. The individuals noted above disclaim beneficial ownership of such shares.

(5)                                  Consists of 1,125,000 shares of common stock held by KBT Trust and 397,058 common shares held by Mr. Khattar.

(6)                                  Consists of 14,375 shares of common stock held by the Russell P. Wilson Living Trust.

(7)                                  Consists of 53,437 shares of common stock issuable to Dr. Baroldi upon the exercise of options within 60 days of March 31, 2012. Dr. Baroldi served as our Senior Vice President, Chief Medical Officer until March 2012.

(8)                                  Consists of 76,125 shares of common stock issuable to Dr. Bhatt upon the exercise of options within 60 days of March 31, 2012.

(9)                                  Consists of 10,625 shares of common stock issuable to Dr. Bryan upon the exercise of options within 60 days of March 31, 2012 and 65,500 shares held by Dr. Bryan.

(10)                            Consists of 6,250,000 shares of common stock issuable as described in note (1) above. Dr. Barrett, a member of our board, is a Manager of NEA 11 LLC, and disclaims beneficial ownership of the shares of capital stock held by NEA 11, except to the extent of his pecuniary interest therein, if any.

(11)                            Consists of 2,500,000 shares of common stock issuable as described in note (3) above. Michael Bigham is a director of AML, and in such capacity may be deemed to beneficially own the securities owned of record by ABV IV and ABV IV Executives, but disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any.

(12)                            Consists of 2,188 shares of common stock issuable to Mr. Hudson upon the exercise of options within 60 days of March 31, 2012.

(13)                            Consists of 6,250,000 shares of common stock issuable as described in note (1) above. Mr. Newhall, a member of our board, is a Manager of NEA 11 LLC and disclaims beneficial ownership of the shares of capital stock held by NEA 11, except to the extent of his pecuniary interest therein, if any.

(14)                            Consists of 2,499,998 shares of common stock issuable as described in note (2) above. Dr. Sheffery, a member of our board, is a member of OrbiMed, and disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any.

(15)                            Consists of 11,249,998 shares of common stock issuable upon the automatic conversion of 45,000,000 shares of Series A convertible preferred stock, 1,596,308 shares of common stock held by directors and executive officers, and 127,688 shares of common stock issuable to our of directors and executive officers upon the exercise of options within 60 days of March 31, 2012.